October 31, 2001

To Cidco Incorporated Stockholders:

    We are pleased to inform you that on October 17, 2001, Cidco Incorporated ("Cidco") entered into a merger agreement with EarthLink, Inc. ("EarthLink") and EarthLink Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of EarthLink ("EarthLink Acquisition"), providing for the acquisition of Cidco.

    Under the terms of the merger agreement, EarthLink Acquisition has today commenced a cash tender offer to purchase all of the issued and outstanding shares of Cidco common stock, at a price of $0.36 per share, net to the seller in cash, less any required withholding taxes, without interest. The tender offer is conditioned on the minimum tender greater of 50% of Cidco shares as well as other conditions described in the tender offer materials enclosed with this letter. The merger agreement also provides that, following the successful completion of the tender offer, Cidco will be merged with EarthLink Acquisition and all issued and outstanding shares of Cidco common stock not purchased in the tender offer will be converted into cash equal to the same net price as is paid in the tender offer, less any required withholding taxes, without interest, subject to the dissenters' rights described in the enclosed tender offer materials.

    When we entered into the merger agreement, directors and executive officers of Cidco, and an affiliate of a director, each agreed to tender their Cidco shares.

    Your Board of Directors has unanimously determined that the tender offer and the merger are fair to, advisable and in the best interests of, Cidco's stockholders and unanimously recommends that you accept the EarthLink offer by tendering all of your Cidco shares pursuant to the offer.

    Enclosed with this letter is a Schedule 14D-9 containing your Board's recommendation and explaining the reasons behind it, as well as the background to the transaction and other important information. Included as Annex B to our Schedule 14D-9 is the written opinion, dated October 17, 2001, of TM Capital Corp., Cidco's financial advisor, to the effect that, as of that date and based on and subject to the matters stated in such opinion, the $0.36 per share cash consideration to be received by Cidco's stockholders in the offer and the merger was fair, from a financial point of view, to Cidco's stockholders.

    Also enclosed with this letter are EarthLink's Offer to Purchase, a Letter of Transmittal for use in tendering Cidco's shares and other related documents.

    Please give all of the enclosed tender offer materials, which are being filed today with the Securities and Exchange Commission, your careful consideration.

Sincerely,

Paul G. Locklin Chairman, President and Chief Executive Officer